

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2012

Via E-mail
J. Barry Watts
Chief Executive Officer
James River Holdings Corp.
2847 South Ingram Mill – Suite B100
Springfield, MO 65804

>   **Re: James River Holdings Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-11**
>   **Filed December 30, 2011**
>   **File No. 333-176809**

Dear Mr. Watts:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 17

1.   We note your revised disclosure on page 18 in response to comment 17 of our letter dated December 6, 2011. Please further revise footnote (1) to quantify the expenses already paid by Mr. Watts, for which he will not seek reimbursement.

2.   We note from your revised disclosure on page 18 that Mr. Watts will not seek reimbursement for expenses already paid because he received stock in exchange for paying such expenses. In this regard, we note similar disclosure on pages 35 and 45 that Mr. Watts was issued 10,000,000 shares of restricted common stock in exchange for $10,000 cash for startup expenses. However, your disclosure elsewhere suggests that the 10,000,000 shares granted to Mr. Watts were granted in exchange for his services as an officer (see page 45 under "Sales to Special Parties," as well as page 40 in the "Executive Compensation" section). Please revise to clarify why Mr. Watts received the shares.

Director, Executive Officers, Promoters and Control Persons, page 24

3.   We note your revised disclosure on page 24. Please revise to identify the private lending company owned by Mr. Watts, as well as the "ten different investor owned companies that are focused on real estate and fixed income investment." Please also identify the broker-dealer founded by Mr. Watts in 2004. To the extent Mr. Watts has held any positions with these organizations or with the organizations in which he owns a majority interest over the past five years, please disclose as such.

4.   We note your response to comment 12 of our letter dated December 6, 2011 in which you indicate that Mr. Watts is currently the only member of the board. We further note your disclosure on page 24 that at present you have three officers and three directors. Please revise to reconcile.

Milestones, page 31

5.   We note that you have not revised your disclosure in response to comment 15 of our letter dated December 6, 2011. We therefore reissue our prior comment. Please provide the estimated expenses associated with each milestone, and explain how the company intends to meet the milestones if it cannot receive the anticipated funding for each.

Conflicts of Interest, page 31

6.   We note your response to comment 14 from our letter dated December 6, 2011. We also note your disclosure at the bottom of page 32, which states that none of the other listed entities will directly compete with you. Please clarify whether any of Mr. Watts' other companies may seize upon this business opportunity. In addition, please revise your disclosure on page 32 to provide the investment objectives of each listed company. Please also tell us whether you have any policies with respect to allocating business opportunities to competing companies.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Adviser, at (202) 551-3758 or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Adviser

cc: Jillian Sidoti, Esq.
Law Office of Jillian Ivey Sidoti
Via E-mail